UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33963

Issuer: GHL Acquisition Corp. Exchange: NYSE Amex
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 300 Park Avenue, 23rd Floor New York, New York Telephone: (212) 372-4180
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Units, each consisting of one share of Common Stock and one Warrant Common Stock, par value $0.001 per share Warrants, exercisable for Common Stock at an exercise price of $7.00 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐    17 CFR 240.12d2-2(a)(1)

☐    17 CFR 240.12d2-2(a)(2)

☐    17 CFR 240.12d2-2(a)(3)

☐    17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,		GHL Acquisition Corp.	(Name of Issuer
or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 23, 2009	By	/s/ Robert H. Niehaus	Chief Executive Officer
Date	Name		Title

__________________
1Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.

Explanatory note:  This voluntary delisting is a result of GHL Acquisition Corp.’s pending move to The NASDAQ Stock Market LLC.  GHL Acquisition Corp. anticipates trading on The NASDAQ Stock Market LLC to begin on September 24, 2009.

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